Exhibit 4.12

Share Transfer Agreement

Party A (Transferor): Guangdong Dashuyun Investment Holding Group Co., Ltd.

Unified Social Credit Code: 91440300MA5G8DL89B

Party B (Transferee): Shenzhen Baicheng Wandian Trading Partnership (Limited Partnership)

Unified Social Credit Code: 91440300MA5H88FE7D

Recitals

Dongguan Dashuyun Daily Necessities Co., Ltd. (hereinafter referred to as the Target Company) was incorporated in Dongguan City on July 14, 2022, with a registered capital of RMB 10,000,000. As of the date of this Agreement, Party A is the sole shareholder of the Target Company, holding 100% equity interest. Party A agrees to transfer, and Party B agrees to acquire, 100% of the equity interest in the Target Company in accordance with the terms and conditions set forth herein. After friendly negotiation, the Parties hereby enter into this Agreement as follows:

Article 1. Share Transfer Price

1. Party A currently holds 100% of the equity interest in the Target Company. In accordance with the company’s Articles of Association, Party A has made a capital contribution of RMB 10,000,000, which has been fully paid in. Party A agrees to transfer the aforesaid 100% equity interest to Party B at a transfer price of RMB 38,000,000 (in words: RMB Thirty-Eight Million Only), and Party B agrees to acquire it.

2. The transfer price includes all shareholder rights and interests attached to the transferred equity. Such shareholder rights and interests include all current and potential rights derived from the equity, representing 100% of the interests in all movable and immovable property, tangible and intangible assets of the Target Company.

3. Party B shall pay the equity transfer consideration to Party A within 30 days from the effective date of this Agreement. Upon receiving the full payment, Party A shall, within ten (10) days, assist Party B in completing the industrial and commercial registration of the equity change with the competent administration authorities.

Article 2. Warranties of Party A

Party A warrants that it has full and valid ownership and disposal rights over the equity being transferred. Party A further warrants that the said equity is not subject to any pledge, lien, or encumbrance and is not subject to any third-party claim. If any such claim arises, Party A shall bear all resulting economic and legal liabilities.

Article 3. Allocation of Profits and Losses (Including Debts and Claims)

After this Agreement becomes effective, Party B shall enjoy profits and bear risks and losses in proportion to its equity interest, including those associated with debts and claims that arose prior to the transfer.

Article 4. Liability for Breach of Contract

If Party B fails to make the equity transfer payment on schedule, it shall pay a late payment penalty of 0.1% (one-thousandth) of the outstanding amount per day for each day of delay.

If Party A suffers economic losses due to such default, and the penalty is insufficient to cover such losses, Party B shall also compensate for the shortfall.

Article 5. Amendment or Termination of the Agreement

This Agreement may be amended or terminated under any of the following circumstances:

1. Force majeure renders the performance of this Agreement impossible; or

2. Circumstances change, and both parties agree through consultation to amend or terminate the Agreement.

Any amendment or termination shall become effective only after both parties sign the relevant supplementary agreement or declaration.

Article 6. Allocation of Expenses

All expenses incurred in connection with the equity transfer process shall be borne jointly by both parties as agreed.

Article 7. Miscellaneous

1. This Agreement shall become effective upon being affixed with the seals of both parties and upon receipt of the initial payment.

2. Any disputes arising from the performance of this Agreement shall be resolved through friendly negotiation. If negotiation fails, either party may file a lawsuit with the People’s Court at the defendant’s domicile.

3. This Agreement is made in four (4) originals: Party A and Party B shall each hold one (1), the Target Company shall retain one (1), and the remaining copy shall be submitted to the relevant authorities.

(No further text below — this page is for signatures only.)

Party A (Transferor): _ Guangdong Dashuyun Investment Holding Group Co., Ltd. (Company seal)

Date: July 29, 2024

Party B (Transferee): __ Shenzhen Baicheng Wandian Trading Partnership (Limited Partnership) (Company seal)

Date: July 29, 2024